1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Deputy General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.4072 awright@energyfutureholdings.com

January 15, 2015

BY EDGAR AND FACSIMILE

Ms. Jennifer Thompson

Accounting Branch Chief

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

RE:	Energy Future Holdings Corp.
Form 10-K for the year ended December 31, 2013
Filed April 29, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 4, 2014
File No. 001-12833

Energy Future Competitive Holdings Company LLC
Form 10-K for the year ended December 31, 2013
Filed April 29, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 4, 2014
File No. 001-34543

Ms. Thompson:

Transmitted herewith are the responses of Energy Future Holdings Corp. (“EFH”) and Energy Future Competitive Holdings Company LLC (“EFCH” and collectively with EFH, the “Company”) to the comments made in your letter dated December 30, 2014 to John F. Young. Your comments and our responses thereto are set forth below.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 15, 2015

Form 10-K for the Year Ended December 31, 2013

Form 10-Q for the Quarter Ended September 30, 2014

1.	We note your disclosure on page 2 that the adverse effects of lower wholesale electricity prices in ERCOT driven by the sustained decline in natural gas prices since mid-2008 and the maturation of natural gas hedges in 2014 challenged the profitability and operating cash flows of EFH’s competitive businesses and led to the Bankruptcy filing. We also note your disclosure on page 12 that four steam generation units representing 1,655 MW of capacity are currently idled. Please explain to us the economic circumstances that caused them to be idled and whether there are any plans to resume generation. In this regard, tell us whether you evaluated any of your generation plants, and specifically idled natural gas fueled generation plants, for impairment during 2014. Please summarize the results of any evaluations performed, including why no impairment was necessary. If you did not evaluate them for impairment, please tell us how you considered the factors above in your decision.

Response:

Idled Generation Plants

The 1,655 MW of idled (mothballed) generation capacity represents four natural gas fueled units at two plant sites, built in the 1960’s and early 1970’s. Low wholesale electricity prices in ERCOT and high operating costs made these older, less efficient units uneconomic to run. As a result of a determination in 2008 that these and other of our natural gas fueled generation plants would be retired or mothballed earlier than previously expected, we recorded an impairment charge of $229 million related to these natural gas fueled plants. At the time, these plants were written down to fair value, which was estimated to be the highest and best use for the existing land at those respective plant sites plus the related salvage value of the equipment (please see the EFH Form 10-K for the year ended December 31, 2008, page 139).

In 2010, these four natural gas fueled units were ultimately mothballed and have remained mothballed since such time. No further impairment has been recognized since 2008. We evaluate the potential of retiring or returning these units to service on an ongoing basis based on changes in market factors and other considerations, and currently have no plans to return these plants to service.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 15, 2015

All Other Generation Plants

We evaluated all of our other generation plants for impairment in 2014. We tested the generation plants for impairment as of September 30, 2014 due to significantly lower wholesale electricity prices in ERCOT. In summary, our fixed asset impairment evaluation used a projected undiscounted cash flow approach and a review and update of various material inputs to the valuation of our generation plants, including wholesale electricity prices in ERCOT. The results of our testing indicated the projected undiscounted cash flows of each generation plant exceeded the carrying value of each respective plant; therefore, we concluded that there was no impairment of these plants.

In connection with the preparation of our December 31, 2014 financial statements and related Form 10-K, we are currently evaluating impairment indicators arising in the fourth quarter of 2014, including further declines in electricity prices, the issuance of additional proposed environmental regulations that may affect our plants, and changes in our operating assumptions related to specific generation plants that were developed as part of our annual financial planning process. We will complete this analysis prior to filing our Form 10-K.

Form 10-Q for the quarter ended September 30, 2014

Balance Sheet, page 4

2.	Please tell us how you made it clear whether each liability line item in your balance sheet is pre-petition subject to compromise, pre-petition not subject to compromise or a post-petition liability. See Section 852-10-45-4 of the Accounting Standards Codification.

Response:

Substantially all of our pre-petition liabilities are liabilities subject to compromise (“LSTC”). Pre-petition liabilities subject to compromise are grouped into one line on the face of the balance sheet entitled “Liabilities subject to compromise” with reference to the additional footnote included in the notes to the financial statements disclosing the amount and nature of the items comprising the LSTC balance. Pre-petition liabilities not subject to compromise were not material and are detailed in footnote 7 of the financial statements denoted in footnote (b) to the table on page 17 and 18 and footnotes (a) and (b) to the condensed consolidated balance sheet on page 5 of the Form 10-Q for the period ended September 30, 2014.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 15, 2015

To provide further clarification related to any pre-petition liabilities that are not subject to compromise, in our Form 10-K for the year ended December 31, 2014, we will modify footnote (b) to the balance sheet to state (emphasis added): “Represents pre-petition liabilities not subject to compromise and consists of...”. We will make a similar change in the “Liabilities Subject to Compromise” note, in footnote (b) to the table to state (emphasis added): “Represents pre-petition liabilities not subject to compromise related to amounts classified as debt…”.

Goodwill and Identifiable Intangible Assets, page 12

3.	We note your disclosure that you have initiated an evaluation of goodwill for impairment as of September 30, 2014 but will not complete that evaluation until the fourth quarter of 2014. Please explain to us why you did not complete this evaluation of goodwill for impairment for inclusion in the period ended September 30, 2014. In addition, please explain why the April 29, 2014 filing of a bankruptcy petition for the substantial majority of EFH Corp.’s subsidiaries did not result in a goodwill impairment assessment as of an earlier date.

Response:

Due to the sustained decrease in wholesale electricity prices in ERCOT for the past several years resulting in the carrying value of the reporting unit with the goodwill balance being in excess of the reporting unit’s fair value, we have had a Step 1 failure in our goodwill impairment evaluation each reporting period during 2014. Therefore, on a quarterly basis, we monitor the key inputs to our impairment assessment that would cause us to believe our most recently completed Step 1 / Step 2 analysis, which is performed at least once per year at December 1, would no longer represent our best estimate of the recoverability of goodwill. We examine factors such as natural gas prices, wholesale electricity prices in ERCOT, discount rates, comparable company valuation metrics for valuing the reporting unit, changes in environmental regulations, and other changes in our operations or market conditions. Our Step 2 valuation analysis of implied goodwill is a significant undertaking. The analysis requires the development of multiple inputs by internal and external specialists, and such information is subject to review by personnel responsible for key business processes in accordance with our internal control framework. Based on the magnitude of this undertaking, work on the valuation is normally initiated several weeks in advance of the ultimate determination.

While performing our assessment of goodwill for the period ended September 30, 2014, certain of the indicators noted above that we monitor quarterly indicated that our most recently completed Step 1 / Step 2 valuations may no longer represent our best estimate of implied goodwill. Therefore, we initiated a process to update the full valuation of all identified assets and liabilities of the reporting

Ms. Jennifer Thompson

Securities and Exchange Commission

January 15, 2015

unit under Step 2 as of September 30, 2014. Due to the complexity of the asset base and the commodity driven nature of the valuation, this valuation requires considerable time to complete and was not finished prior to the filing of our financial statements on Form 10-Q for the period ended September 30, 2014. We note that ASC 350-20-35-18 provides for this type of fact pattern. Based on our experience, the results of the valuation analysis can often result in offsetting decreases in plant values in Step 2 and therefore reductions in enterprise value do not automatically result in reductions in implied goodwill. Thus, we were unable to make a reasonable estimate of any impairment and included the disclosures on page 12 in our Form 10-Q for the period ended September 30, 2014.

The April 29, 2014 bankruptcy filing did not result in a goodwill impairment assessment because no additional impairment indicators existed at the time. The adverse effects of lower wholesale electricity prices in ERCOT driven by the sustained decline in natural gas prices since mid-2008 and the maturation of natural gas hedges were already present and considered within each previous impairment analysis, including the December 2013 goodwill impairment evaluation. These conditions did lead to prior impairment assessments and impairment charges recorded in 2009, 2010, 2012 and 2013; however these were not new conditions as of April 29, 2014. Additionally, we considered that the timing of the bankruptcy filing was not driven by any new impairment indicator or any change in an impairment indicator but instead was primarily driven by our inability to make significant interest payments and refinance existing debt maturities, including the significant debt obligations due in October 2014, as disclosed on page 2 of our 2013 Form 10-K for the year ended December 31, 2014. The Company determined that a market participant would not view the forecasted cash flows differently as a result of the bankruptcy filing under Chapter 11 of the US Bankruptcy Code.

Energy Future Competitive Holdings Company LLC

4.	To the extent applicable, please apply the above comments to EFCH’s Forms 10-K and 10-Q for the same periods.

Response:

Responses for the EFCH Form 10-K for the year ended December 31, 2013 and the EFCH Form 10-Q for the quarter ended September 30, 2014 are the same as those for EFH because the facts and circumstances surrounding the questions mentioned above are the same for both entities.

Ms. Jennifer Thompson

Securities and Exchange Commission

January 15, 2015

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the 2013 10-Ks and September 30, 2014 10-Qs reference herein;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2013 10-Ks and September 30, 2014 10-Qs reference herein; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be grateful if the staff would direct all questions with respect to our responses to me at (214) 812-6038.

Very truly yours,

/s/ Andrew M. Wright

Andrew M. Wright

Vice President & Deputy General Counsel

cc:	Paul M. Keglevic (EFH Chief Financial Officer)

Terry Nutt (EFH Controller)